NIGHTSHADE NOODLE BAR

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Nightshadepopup, LLC
State of Organization	Massachusetts
Date Company Was Formed	September 26th, 2018
Kind of Entity	Limited Liability Company
Street Address	170 Oxford St Unit 402, Lynn MA 01901
Website Address	https://www.nightshadens.com

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	Rachel Miller	
All positions with the Company and How Long for Each Position	Position Owner	How Long September 26th, 2018
Business Experience During Last Three Years	One of Zagat's 30 Under 30: Boston's Hottest Up and Comers, Rachel's extensive experience across the greater Boston restaurant scene is culminated into Nightshade	
Principal Occupation During Last Three Years	Chef/Sous Chef/Manager	
Has this Person Been Employed by Anyone	Yes	

Else During the Last Three Years?		
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name	Business
	Soall Bistro	Restaurant
	Boston Center for Adult Education	Educational Institution
	Coppa	Restaurant
	Clio	Restaurant

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	Rachel Miller

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

The Basics

Nightshade Noodle Bar is an upscale dining experience, nestled in the heart of Lynn, MA, that offers coursed meals with wine and beverage pairings, focusing on local producers, modern cooking techniques, and the flavors of Vietnam.

Our Story

Nightshade Noodle Bar is a 25-30 seat boutique restaurant nestled in the heart of downtown Lynn, MA offering cafe style food + service by day and progressive Vietnamese-influenced small plates, eclectic noodle dishes + Viet-Cajun crawfish by night.

We plan to offer takeout at all open hours, and to serve food until 12am on select nights. Our beverage program will be spearheaded by one of the industry's leading professionals and will set a new standard for bar culture in the area with an all natural wine list, hyper-seasonal cocktails geared specifically to our food and the best of both the local and current Asian craft beer scenes.

Market Fit

We believe that we have much to offer the growing downtown neighborhood. Currently, there is very limited late night food available, limited healthy food options in general especially for lunch, limited bar seats and zero female chef-owner-operated restaurants. There are also zero restaurants able to compete with the Boston restaurant scene as far as style and quality of food and beverage, outstanding service as well as a relevant and trendy image. There will be a large influx of people including (mainly) young professionals moving to downtown Lynn over the next two years, and we intend to offer a more exciting and edgy dining experience to this clientele as well as our current local population while keeping prices more approachable to the lower-income population due to lower rent than in the immediate Boston area.

Marketing Strategy

Stainless Communications will be our marketing team for this project. The owner/CEO is a long time resident of downtown Lynn and is very familiar with Nightshade Pop Up as well as the neighborhood we hope to join. Stainless Communications will be promoting us before the restaurant opens, and will be fixed into our costs. A few of the aspects this firm will help us with are media planning and management, social media strategy and planning, public relations and reputation management and website design and development. Nightshade Pop Up has built a reputation and brand in town and in surrounding towns via pop ups, and this

firm will help us to grow our niche and further define our market. We will continue to do pop ups monthly per usual until the restaurant opens.

Operations

One of the major resources needed to get our product to market prior to opening besides the marketing team listed above and the continuation of pop ups + private events is a strong opening staff willing and able to deliver the best possible experience throughout the obstacles of a new restaurant. We intend on bringing in the most talented cooks and service professionals we can find. We intend to offer a different staffing and pay structure than a conventional restaurant, including a 3% gratuity added to each check for the kitchen staff. Rewarding the kitchen directly for the success of the restaurant is an incentive to keep great cooks and porters. Because we will be open 5 days per week, modern processes such as the added gratuity as well as a 5-day work week with two consecutive days off will better ensure a consistently great product and attractive energy within the restaurant.

Our Competitors

There are a handful of restaurants in downtown Lynn, two of which are near the price point of Nightshade Noodle Bar. These more popular restaurants in the neighborhood are the Blue Ox and Rossetti Restaurant serving appetizers in the $7-14 range and entrees in the $21-42 range. We plan to stay on the low end of the spectrum. We will rarely have menu options exceeding $20- as this is a small plates/tapas style atmosphere.

There are about 55 restaurants listed as members of the Lynn Area Chamber of Commerce and several more non-members. Downtown Lynn is saturated with different types of eateries with only a few that could be treated as an every-day neighborhood dining experience and a special occasion restaurant at the same time. Our competition will be close in proximity but out of context in terms of atmosphere, as we aren't intending to compete necessarily- but bring a new spin on this genre of food and urban dining to the community while attracting outside clientele from neighboring towns and Boston.

§227.201(E) — NUMBER OF EMPLOYEES

The Company currently has 1 employee.

§227.201(F) — RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment.

Risks in Educational Materials

Our Educational Materials list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$20,000
Offering Deadline	December 24th, 2018

Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$1,200	$6,420
Permitting & Buildout	$18,800	$40,000
Inventory	$0	$25,000
Working Capital	$0	$20,000
Marketing	$0	$15,580
TOTAL	$20,000	$107,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest* button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see these Educational Materials.

Required Statements

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of Revenue Sharing Notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of Revenue Sharing Notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP
1.5×

PERCENTAGE OF REVENUE*
3.5%

SENIORITY
Subordinated

MATURITY DATE
Dec. 31, 2024

SECURITIZATION
Unsecured

*as further defined in the note agreement

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be amended with the written consent of (i) the Company, and (ii) Investors who own more than fifty percent (50%) of all such Notes issued in the same offering, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	n/a

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Rachel Miller	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) — THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00162 and the Central Registration Depository (CRD) number is 298384.

§227.201(O) — COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) — INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

§227.201(Q) — OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

Company Condition
The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) — TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

Company Condition
The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) — THE COMPANY'S FINANCIAL CONDITION

The Company was established in September 2018. As such, there are limited financial statements and information for the investor to review.

Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and ultimately to launch the Company. At this time, the Company may need to secure another form of capital (e.g. bank loan or equity investment) in order to launch the Company. The Company has no outstanding debt at the time of this offering.

§227.201(T) — THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements

Please see Appendix B for historical financial statements

Pro Forma Income Statement

In order to illustrate the future earning potential of the Company, the Company provided a summary of its 6-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Year	1	2	3	4	5	6
Gross Sales	$892,100	$918,863	$946,429	$974,822	$1,004,066	$1,034,188
Cost of Goods						
Food	$239,097	$248,661	$256,121	$263,804	$271,718	$279,870
Alcohol	$17,025	$17,706	$18,237	$18,784	$19,348	$19,928
Supplies	$3,000	$3,120	$3,214	$3,310	$3,409	$3,512
Total:	**$259,122**	**$269,487**	**$277,571**	**$285,899**	**$294,476**	**$303,310**
Gross Profit	**$632,978**	**$649,376**	**$668,857**	**$688,923**	**$709,591**	**$730,879**
OpEx						
CGS, permits, equipment	$50,000	$0	$0	$0	$0	$0
Pre-Opening Payroll	$14,251	$0	$0	$0	$0	$0
POS + Payroll	$3,660	$998	$1,028	$1,059	$1,091	$1,124
Gross Wages	$270,204	$281,012	$289,443	$298,126	$307,070	$316,282
Payroll Expenses	$8,534	$8,430	$8,683	$8,944	$9,212	$9,488
Signage + Fees	$4,000	$0	$0	$0	$0	$0
Office Supplies	$1,050	$780	$803	$828	$852	$878
Repairs/Maintenance	$880	$915	$943	$971	$1,000	$1,030
Advertising	$13,000	$12,480	$12,854	$13,240	$13,637	$14,046
Accounting + Legal	$500	$0	$0	$0	$0	$0
Rent	$24,000	$24,960	$25,709	$26,480	$27,274	$28,093
Liquor Licence + Fees	$3,545	$0	$0	$0	$0	$0
Utilities, Phone + Alarm	$14,725	$15,288	$15,747	$16,219	$16,706	$17,207
Insurance(s)	$7,800	$7,488	$7,713	$7,944	$8,182	$8,428
Linen Company	$2,400	$2,496	$2,571	$2,648	$2,727	$2,809
Trash/Recycle	$2,600	$2,496	$2,571	$2,648	$2,727	$2,809
Website	$390	$374	$386	$397	$409	$421
Total	**$421,539**	**$357,718**	**$368,450**	**$379,503**	**$390,889**	**$402,615**
Operating Profit	**$211,439**	**$291,658**	**$300,407**	**$309,420**	**$318,702**	**$328,263**
Interest Payments						
Senior Debt	$39,000					
MainVest Revenue Note (1)	$31,224	$32,160	$33,125	$34,119	$29,873	$0
MV Funding	$6,300	$0	$0	$0	$0	$0
Total	**-$76,524**	**-$32,160**	**-$33,125**	**-$34,119**	**-$29,873**	**$0**
Pre-Tax Cashflow after debt repayment	**$134,916**	**$259,498**	**$267,282**	**$275,301**	**$288,830**	**$328,263**

(1) Assumes a MainVest final offering of $107,000. If the final offering amount is lower than $107,000 or actual revenue is lower than projected, the total debt payments are expected to be lower.

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain

prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://www.nightshadens.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

REAL ESTATE RISK

The Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent the Company is unable to find and secure a location that is adequate in the expected time frame, the investors may be paid back later than expected.

LIMITED SERVICESP

The Company operates with a limited scope, offering only food + beverage items fitting to our unique concept. Changes to customer preferences will be considered as necessary/possible as upscale restaurants ordinarily operate.

LIMITED OPERATING HISTORY

The Company is a newly established entity and has no history for prospective investors to consider. The chef/owner's extensive resume + supporting document from a previous restaurant accountant are available.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not

occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more

limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the restaurant industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Balance Sheet

NightShadePopup LLC
Balance Sheet
10/18/18

	Current Period 10/18/18
ASSETS	
Current Assets:	
Cash	
Petty Cash	
Accounts Receivables	
Inventory	520.00
Prepaid Expenses	
Employee Advances	
emporary Investments	
Total Current Assets	520.00
Fixed Assets:	
Land	
Buildings	1,730.00
Furniture and Equipment	250.00
Computer Equipment	
Vehicles	
Less Accumulated Depreciation	
Total Fixed Assets	1,980.00
Other Assets:	
rademarks	
Patents	
Security Deposits	
Other Assets LLC	
Total Other Assets	
TOTAL ASSETS	$ 2,500.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$
Business Credit Cards	
Sales ax Payable	
Payroll Liabilities	
Other Liabilities	
Current Portion of Long erm Debt	
Total Current Liabilities	
Long Term Liabilities:	
Notes Payable	
Mortgage Payable	
Less Current portion of Long term debt	
Total Long Term Liabilities	
EQUITY	
Capital Stock/Partner's Equity	2,500.00
Opening Retained Earnings	
Dividends Paid/Owner's Draw	
Net Income (Loss)	
Total Equity	2,500.00
TOTAL LIABILITIES & EQUITY	$ 2,500.00

Income Statement

NightShade Popup LLC
Income Statement
10/18/18

Current Period
9/26/2018 to 10/18/2018

REVENUES
Food sales $
TOTAL REVENUES

COST OF GOODS SOLD
Food costs
Salaries Direct
Payroll axes and Benefits Direct
Depreciation Direct
Supplies
Other Direct Costs
TOTAL COST OF GOODS SOLD

GROSS PROFIT (LOSS)

OPERATING EXPENSES
Advertising and Promotion
Automobile/ ransportation
Bad Debts/Losses and hefts
Bank Service Charges
Business Licenses and Permits
Charitable Contributions
Computer and Internet
Continuing Education
Depreciation Indirect
Dues and Subscriptions
Insurance
Meals and Entertainment
Merchant Account Fees
Miscellaneous Expense
Office Supplies
Payroll Processing
Postage and Delivery
Printing and Reproduction
Professional Services Legal, Accounting
Occupancy
Rental Payments
Salaries Indirect
Payroll axes and Benefits Indirect
Subcontractor
elephone
ravel
Utilities
Website Development
TOTAL OPERATING EXPENSES

OPERATING PROFIT (LOSS)

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)
Interest Expense
Income ax Expense
TOTAL INTEREST (INCOME), EXPENSE & TAXES

NET INCOME (LOSS) $

I, Rachel Miller, certify that:

(1) The financial statements of NIGHTSHADEPOPUP, INC included in this Form are true and complete in all material respects; and

(2) The tax return information of NIGHTSHADEPOPUP, INC have not been included in this Form as NIGHTSHADEPOPUP, INC has only been formed on 9/16/2018 and has not filed a tax return to date.

Signature: *Rachel Miller*
811F45E63B824B1...

Name: Rachel MIller
Title: Owner, NIGHTSHADEPOPUP, LLC